Mail Stop 3561

August 20, 2009

By U.S. Mail and facsimile to (314) 421-1979

Douglas H. Yaeger
Chairman, President and Chief Executive Office
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

>   **Re: The Laclede Group, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2008**
>   **Filed November 21, 2008**
>   **Proxy Statement on Schedule 14A**
>   **Filed December 22, 2008**
>   **File No. 001-16681**

Dear Mr. Yaeger:

　　We have reviewed your response letter dated July 23, 2009 to our comment letter and have the following additional comment. In response to our comment below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, Page 17

Long-term incentives, page 21

Equity Incentive Plan, page 21

1.　We note your response to comment two of our letter dated June 23, 2009. We disagree with your request for confidential treatment in part because some of the strategic metrics you utilize are for periods that have already lapsed, such as the 2008 metrics and, by the time this comment is applied to your reports, the 2009 metrics. Please confirm that you will disclose the 2008 and 2009 metrics in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director